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                                UNITED STATES                     OMB APPROVAL
                                                            ------------------------
                      SECURITIES AND EXCHANGE COMMISSION    OMB Number.    3235-0058
                            Washington, D.C. 20549          Expires:   June 30, 1994
                                                            Estimated average burden
                                 FORM 12b-25                hours per response..2.50
                          NOTIFICATION OF LATE FILING       ------------------------

                                                                 SEC FILE NUMBER
                                                                0-15336
                                                            ------------------------

                                                               CUSIP NUMBER
                                                              56605101
                                                            ------------------------

(Check One):  /x/ Form 10-K  / / Form 20-F  / / Form 11-K  / / Form 10-Q  / / Form N-SAR

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                  For Period Ended:  December 31, 1994
                                   -----------------------
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                  -----------------------------

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 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant

  Margo Nursery Farms, Inc.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

  Road 690, Kilometer 5.8, Vega Alta, P.R.  00692
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
        (b)  The subject annual report, semi-annual report, transition report on
             Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
/x/ prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.*

                                                                * See Exhibit B
PART III - NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

    See Exhibit A.                               (Attach Extra Sheets if Needed)
                                                                 SEC 1344 (6/93)
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     ALFONSO A. ORTEGA                  (809)             883-2570
     ----------------------------      ------------    -------------------------
              (Name)                   (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If
     answer is no, identify report(s).                         /x/ Yes / / No

     ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
     portion thereof?                                          /x/ Yes / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable
     estimate of the results cannot be made.   See Exhibit C.

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                          Margo Nursery Farms, Inc.
              --------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date    March 31, 1995                        By   Alfonso A. Ortega
    ----------------------------------------    --------------------------------
                                                   Alfonso A. Ortega, C.F.O.


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION
- - ----------------------------------         -------------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001)
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or
    Rule 202 or Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b)
    of Regulation S-T (Section 232.13(b) of this chapter).
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                                                                       EXHIBIT A


      The Registrant encountered difficulty in obtaining certain information required from third parties to value a note receivable, and, therefore, complete its Financial Statements. As a result, the Registrant was not in a position to complete the preparation of the Form 10-K or to have its independent auditors issue their opinion on the Company's Financial Statements by the required filing deadline.
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                                                                       EXHIBIT B


                                   KAUFMAN
                                   ROSSIN &
                                   CO.
                                   (LOGO)


                         CERTIFIED PUBLIC ACCOUNTANTS

                          2699 SOUTH BAYSHORE DRIVE
                          MIAMI, FLORIDA  33133-5486


                                March 30, 1995


Ignacio Alvarez, Esq.
Pietrantoni, Mendez & Alvarez
Banco Popular Center
Suite 1901
209 Munoz Rivera Avenue
Hato Rey, PR  00918

                  Re:  Margo Nursery Farms, Inc.

Dear Mr. Alvarez:

This is to confirm that the reason for the delay in issuing our audit report results from not obtaining the necessary information from the registrant on a timely basis.

                                          Very truly yours,

                                          KAUFMAN, ROSSIN & CO.


                                          Gerald A. Michelson
                                          -------------------
                                          Gerald A. Michelson

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                                                                       EXHIBIT C


      The Registrant expects to report a loss for the year ended December 31, 1994 as compared to net earnings of approximately $5.0 million for the year ended December 31, 1993. The change is due primarily to the fact that 1993 earnings included an extraordinary gain of approximately $4.0 million and $899,220 as the result of the cumulative effect of applying a new method of accounting for income taxes. Anticipated results for the year ended December 31, 1994, include a write down of a note receivable. The amount of the net loss for 1994 will depend on the valuation of the note receivable.